UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43203

Horizon Quantum Holdings Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Horizon Quantum Holdings Ltd.

By:	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer and Chairman

Date: May 5, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release, dated May 5, 2026.

2